UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

The Habit Restaurants, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

40449J103

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 40449J103

1.	NAME OF REPORTING PERSON KarpReilly GP, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 807,595*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 807,595*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 807,595*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.2%
12.	TYPE OF REPORTING PERSON OO

* Consisting of (i) 795,637 shares held by KarpReilly GP, LLC (which includes (a) 570,114 Common Units of The Habit Restaurants, LLC and shares of Class B Common Stock of the Issuer, which are immediately exchangeable shares of Class A Common Stock of the Issuer, and (b) 225,523 shares of Class A Common Stock of the Issuer), (ii) 7,438 shares held by KarpReilly HB Co-Invest, LLC (which includes 7,438 Common Units of The Habit Restaurants, LLC and shares of Class B Common Stock of the Issuer, which are immediately exchangeable into shares of Class A Common Stock of the Issuer) and (iii) 4,520 shares of Class A common stock held by Habit Restaurant Co-Invest, LLC.

CUSIP No. 40449J103

1.	NAME OF REPORTING PERSON KarpReilly Investments, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,977,129*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,977,129*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,977,129*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.3%
12.	TYPE OF REPORTING PERSON OO

*Includes 1,977,129 Common Units of The Habit Restaurants, LLC and shares of Class B Common Stock of the Issuer, which are immediately exchangeable into shares of Class A Common Stock of the Issuer.

CUSIP No. 40449J103

1.	NAME OF REPORTING PERSON KarpReilly HB Co-Invest, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 7,438*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 7,438*
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,438*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12.	TYPE OF REPORTING PERSON OO

*Includes 7,438 Common Units of The Habit Restaurants, LLC and shares of Class B Common Stock of the Issuer, which are immediately exchangeable into shares of Class A Common Stock of the Issuer.

CUSIP No. 40449J103

1.	NAME OF REPORTING PERSON Habit Restaurant Co-Invest, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 4,520
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 4,520
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,520
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 40449J103

AMENDMENT NO. 2 TO SCHEDULE 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Persons with respect to the Common Stock of the Issuer on October 30, 2015 and Amendment No. 1 thereto filed on February 12, 2016 (as so amended, the “Schedule 13G”). Terms defined in the Schedule 13G are used herein as so defined.

The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 4. Ownership

(a) through (c):

The information set forth in the cover pages to this Amendment No. 2 to Schedule 13G is incorporated herein by reference. The holdings reported therein are as of December 31, 2016, and percentage ownership is based on 19,174,597 shares of Class A Common Stock outstanding as of October 31, 2016, as reported in the Issuer’s Report on Form 10-Q for the period ended September 30, 2016 filed with the Securities and Exchange Commission on November 3, 2016.

CUSIP No. 40449J103

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 10, 2017

KARPREILLY GP, LLC

By:	/s/ Christopher Reilly
Name: Christopher Reilly
Title: Authorized Signatory

KARPREILLY INVESTMENTS, LLC

By:	/s/ Christopher Reilly
Name: Christopher Reilly
Title: Authorized Signatory

KARPREILLY HB CO-INVEST, LLC By: KarpReilly GP, LLC its managing member

By:	/s/ Christopher Reilly
Name: Christopher Reilly
Title: Authorized Signatory

HABIT RESTAURANT CO-INVEST, LLC By: KarpReilly GP, LLC its managing member

By:	/s/ Christopher Reilly
Name: Christopher Reilly
Title: Authorized Signatory